UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-5518

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     THE RBB FUND, INC.

4. Address of principal executive office (number, street, city, state, Zip code):

     400 BELLEVUE PARKWAY
     WILMINGTON, DE  19809



Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

August 30, 2000

PricewaterhouseCoopers LLP
2400 Eleven Penn Center
Philadelphia, PA 19103

We, as members of management of the Money Market, Government Obligations Money Market, Municipal Money Market and New York Municipal Money Market Portfolios (collectively the "Funds"), of the RBB Fund, Inc are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2000 and from April 28, 2000 through June 30, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 and from April 28, 2000 through June 30, 2000, with respect to securities reflected in the investment account of the Funds.

The RBB Fund, Inc.:
By:

/s/Edward J. Roach
President and Treasurer of The RBB Fund, Inc.





Report of Independent Accountants

To the Board of Directors of
 the RBB Fund, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the RBB Fund, Inc. (the "Fund") consisting of the Money Market, Government Obligations Money Market, Municipal Money Market and New York Municipal Money Market Portfolios compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2000, and with respect to agreement of security purchases and sales, for the period from April 28, 2000 (the date of our last examination), through June 30, 2000:

 Confirmation of all securities held by institutions in book entry form, at the Federal Reserve Bank of Cleveland, the Depository Trust Company, the Participatory Trust Company, and Bankers Trust Company;

 Confirmation of all securities out for transfer with brokers or alternative procedures;

 Reconciliation of all such securities to the books and records of the Fund and the Custodian, PNC Bank, National
Association;

 Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records; and

 Agreement of one security purchase and seven security sales or maturities since our last report from the books and records of the Fund to trade confirmations or alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the RBB Fund, Inc., was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

August 30, 2000